UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

24 April 2007
Number 12/07

BHP BILLITON PRODUCTION REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2007

BHP Billiton today released its production report for the nine months ended 31 March 2007. Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

  Record year to date production of natural gas, alumina, aluminium, copper, nickel, iron ore and manganese ore underpinned by strong customer demand.
  Record year to date production achieved at Mad Dog (USA), Zamzama (Pakistan), Paranam (Suriname), Alumar (Brazil), Hillside, Bayside and Samancor (all South Africa), Mozal (Mozambique), Worsley, Western Australia Iron Ore, BMA, Hunter Valley Coal and GEMCO (all Australia), and Cerrejon Coal (Colombia).
  Record year to date production of natural gas from North West Shelf (Australia) in response to strong demand.
  Strong ramp up of the Spence project (Chile) contributed to quarterly production records for copper.
  Quarterly production records for the Zamzama and Escondida (Chile) operations.
  Petroleum and iron ore operations located in Western Australia were disrupted by cyclone activity.

	MAR	MAR	MAR YTD 07	MAR Q07	MAR Q07
	2007	2007	vs	vs	vs
PETROLEUM	YTD	QTR	MAR YTD 06	MAR Q06	DEC Q06
Crude Oil, Condensate and Natural Gas Liquids ('000 bbl) (a)	42,128	13,239	0%	-1%	-3%
Natural Gas (bcf) (a)	260.47	86.67	2%	14%	4%
Total Petroleum Products (million boe) (a)	85.53	27.68	1%	6%	1%

Total Petroleum Production - Total production year to date was in line with the nine months to March 2006. Natural field decline has been completely offset by operational improvements and no new operations commencing production during the period.

Production was higher than the March 2006 quarter mainly due to improved facility uptime, reduced weather impacts, and increased gas sales.

Crude Oil, Condensate and Natural Gas Liquids - Production for the nine months and quarter ended March 2007 was in line with all previous periods. Higher operational uptime and development drilling partly offset natural field decline.

Cyclone activity impacted Western Australian operations during this quarter.

Natural Gas - March 2007 quarterly production was higher than all comparative periods. Record production for the nine months was primarily driven by improved facility uptime that benefited from stronger customer demand in Australia and Pakistan.

	MAR	MAR	MAR YTD 07	MAR Q07	MAR Q07
	2007	2007	vs	vs	vs
ALUMINIUM	YTD	QTR	MAR YTD 06	MAR Q06	DEC Q06
Alumina ('000 tonnes)	3,316	1,085	6%	1%	-6%
Aluminium ('000 tonnes) (b)	1,006	331	2%	1%	-2%

Alumina - Production and sales for the nine months ended March 2007 were all time records. Over the nine months period, the Worsley Development Capital Project continued its' ramp up. Paranam had full utilisation of its' expanded capacity and Alumar continued to perform strongly.

Production was lower than the December quarter due to stockpiling of hydrate from the planned calciner outages at Worsley. This will be calcined and shipped in the next quarter.

Aluminium - Production and sales from continuing operations were all time records for the nine months ended March 2007. All operations performed at record or near record levels due to successful implementation of a series of business improvement initiatives.

	MAR	MAR	MAR YTD 07	MAR Q07	MAR Q07
	2007	2007	vs	vs	vs
BASE METALS	YTD	QTR	MAR YTD 06	MAR Q06	DEC Q06
Copper ('000 tonnes) (c)	908.0	357.6	4%	22%	19%
Silver ('000 ounces) (c)	24,940	11,025	-32%	-4%	68%
Lead (tonnes)	148,405	62,974	-30%	-8%	73%
Zinc (tonnes)	79,547	35,760	-2%	26%	81%
Uranium Oxide Concentrate (Uranium) (tonnes)	2,498	883	-19%	-3%	7%

Copper - Record year to date and quarterly production reflecting the successful ramp up of the Escondida Sulphide Leach Project and Spence (both Chile). During the quarter Spence produced 33,500 tonnes, which is equivalent to 67% of nameplate capacity on an annualised basis.

Silver / Lead - March 2007 quarterly production was significantly higher than the December 2006 quarter as production ramped up following the completion of the Cannington rehabilitation project together with strong silver production from Escondida.

Zinc - The current quarter's production was higher than the December and March 2006 quarters. Higher grade and an increased proportion of zinc contained ore was processed at Antamina (Peru).

Uranium - Year to date underperformance against the nine months ended March 2006 due to the variability of ore sources and grade, and maintenance activities at Olympic Dam (Australia).

Production in the March 2007 quarter increased versus the December 2006 quarter due to improved grade and recovery, and the impact of unscheduled maintenance in the prior period.

	MAR	MAR	MAR YTD 07	MAR Q07	MAR Q07
	2007	2007	vs	vs	vs
DIAMONDS & SPECIALTY PRODUCTS	YTD	QTR	MAR YTD 06	MAR Q06	DEC Q06
Diamonds ('000 carats)	2,313	889	17%	74%	-5%

Diamonds - As Ekati (Canada) increases the diversity of its ore sources, the mix of ore processed will change from time to time and impact the carats recovered. Production was higher than the nine months and quarter ended March 2006 due to processing of higher grade ore containing lower value diamonds.

	MAR	MAR	MAR YTD 07	MAR Q07	MAR Q07
	2007	2007	vs	vs	vs
STAINLESS STEEL MATERIALS	YTD	QTR	MAR YTD 06	MAR Q06	DEC Q06
Nickel ('000 tonnes)	138.6	45.8	4%	14%	-5%

Nickel - Production for the nine months ended March 2007 was an all time record, reflecting strong operational performances from all operations.

In comparison to the December 2006 quarter, production was lower due to scheduled statutory maintenance at the Kwinana Nickel Refinery (Australia). This has been completed successfully and production ramp up commenced during the quarter.

	MAR	MAR	MAR YTD 07	MAR Q07	MAR Q07
	2007	2007	vs	vs	vs
IRON ORE	YTD	QTR	MAR YTD 06	MAR Q06	DEC Q06
Iron ore ('000 tonnes) (d)	72,451	22,884	9%	8%	-10%

Iron Ore - Record production and sales were achieved for the nine months ended March 2007. This reflects increased production from the recently expanded Western Australia Iron Ore operations in response to continuing strong customer demand.

Cyclone activity and tie-in activity for Rapid Growth Project 3 (Australia) impacted the Western Australia Iron Ore operations during the current quarter.

	MAR	MAR	MAR YTD 07	MAR Q07	MAR Q07
	2007	2007	vs	vs	vs
MANGANESE	YTD	QTR	MAR YTD 06	MAR Q06	DEC Q06
Manganese Ore ('000 tonnes)	4,490	1,452	15%	18%	-5%
Manganese Alloy ('000 tonnes)	542	197	14%	14%	3%

Manganese Ore - Production was higher than the nine months and quarter ended March 2006 driven by stronger customer demand.

Manganese Alloy - Higher production was due to optimisation of the product mix, improved equipment availability and utilisation.

	MAR	MAR	MAR YTD 07	MAR Q07	MAR Q07
	2007	2007	vs	vs	vs
METALLURGICAL COAL	YTD	QTR	MAR YTD 06	MAR Q06	DEC Q06
Metallurgical Coal ('000 tonnes)	27,297	9,084	3%	7%	1%

Metallurgical Coal - Production was higher for the nine months and quarter ending March 2007 due to the start up of Poitrel (Australia) and the impact of planned maintenance in prior periods.

	MAR	MAR	MAR YTD 07	MAR Q07	MAR Q07
	2007	2007	vs	vs	vs
ENERGY COAL	YTD	QTR	MAR YTD 06	MAR Q06	DEC Q06
Energy Coal ('000 tonnes)	64,742	20,930	1%	12%	-5%

Energy Coal - Production was in line with the nine months to March 2006. Production for the March 2007 quarter was slightly below the December 2006 quarter mainly due to a planned 45 day longwall move at San Juan (USA).

Operational improvement initiatives at Hunter Valley Coal, a shorter longwall move at San Juan and reduced weather impacts in South Africa led to higher production versus the March 2006 quarter.

Long vessel queues off the Newcastle Port (Australia) delayed export sales from Hunter Valley Coal in the quarter.

(a) Excluding Green Canyon 18 and 60 fields (sold effective from 16 January 2006), Moranbah Coal Bed Methane (sold September 2006 quarter) and Typhoon / Boris (sold December 2006 quarter).

(b) Excluding Valesul which was sold effective from 1 July 2006.

(c) Excluding Tintaya which was sold effective from 1 June 2006.

(d) Excluding Goldsworthy operations which were suspended mid calendar year 2006.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.GIlbert@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS
		QUARTER ENDED			YEAR TO DATE		% CHANGE
							MAR YTD 07	MAR Q07	MAR Q07
		MAR	DEC	MAR	MAR	MAR	vs	vs	vs
		2006	2006	2007	2007	2006	MAR YTD 06	MAR Q06	DEC Q06
PETROLEUM
Crude oil & condensate (a)	('000 bbl)	10,886	10,963	10,671	33,725	33,839	0%	-2%	-3%
Natural gas (b)	(bcf)	76.10	83.09	86.67	260.47	256.11	2%	14%	4%
Natural gas liquid	('000 bbl)	2,448	2,710	2,568	8,403	8,365	0%	5%	-5%
Total Petroleum Products (b)	(million boe)	26.02	27.52	27.68	85.53	84.89	1%	6%	1%

ALUMINIUM
Alumina	('000 tonnes)	1,075	1,153	1,085	3,316	3,115	6%	1%	-6%
Aluminium (c)	('000 tonnes)	329	338	331	1,006	986	2%	1%	-2%

BASE METALS
Copper (d)	('000 tonnes)	293.8	300.7	357.6	908.2	876.1	4%	22%	19%
Lead	(tonnes)	68,754	36,454	62,974	148,405	210,814	-30%	-8%	73%
Zinc	(tonnes)	28,419	19,776	35,760	79,547	81,494	-2%	26%	81%
Gold (d)	(ounces)	44,063	38,564	43,904	123,628	136,181	-9%	0%	14%
Silver (d)	('000 ounces)	11,517	6,566	11,025	24,940	36,410	-32%	-4%	68%
Uranium oxide concentrate	(tonnes)	913	822	883	2,498	3,071	-19%	-3%	7%
Molybdenum	(tonnes)	632	768	288	1,775	1,977	-10%	-54%	-63%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	512	937	843	2,267	1,978	15%	65%	-10%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	40.2	48.3	45.8	138.6	133.3	4%	14%	-5%

IRON ORE
Iron ore (e)	('000 tonnes)	21,128	25,370	22,884	72,451	66,524	9%	8%	-10%

MANGANESE
Manganese ore	('000 tonnes)	1,226	1,529	1,452	4,490	3,891	15%	18%	-5%
Manganese alloy	('000 tonnes)	173	192	197	542	477	14%	14%	3%

METALLURGICAL COAL
Metallurgical coal	('000 tonnes)	8,460	8,966	9,084	27,297	26,419	3%	7%	1%

ENERGY COAL
Energy coal	('000 tonnes)	18,672	22,030	20,930	64,742	63,969	1%	12%	-5%

(a)

Excluding Green Canyon 18 and 60 fields and Typhoon / Boris. Green Canyon 18 and 60 fields was disposed with effect from 16 January 2006. The sale of Typhoon / Boris was completed in the December 2006 quarter.

(b)	Excluding Green Canyon 18 and 60 fields, Moranbah Coal Bed Methane and Typhoon/ Boris. The sale of Moranbah Coal Bed Methane was completed in the September 2006 quarter.

(c)	Excluding Valesul which was disposed with effect from 1 July 2006.
(d)	Excluding Tintaya which was disposed with effect from 1 June 2006.
(e)	Excluding Goldsworthy operations which were suspended mid calendar year 2006.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
							YEAR TO DATE
	BHP Billiton	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	Interest	2006	2006	2006	2006	2007	2007	2006
PETROLEUM
Production
Crude oil & condensate	('000 bbl)	10,886	11,551	12,091	10,963	10,671	33,725	34,322
Natural gas	(bcf)	77.85	98.59	91.83	83.09	86.67	261.59	261.85
NGL (a)	('000 bbl)	2,448	3,063	3,125	2,710	2,568	8,403	8,365
Total Petroleum Products	(million boe)	26.31	31.04	30.52	27.52	27.68	85.72	86.32

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	717	694	704	776	708	2,188	2,069
Suriname	45%	228	247	253	241	241	735	674
Alumar	36%	130	131	121	136	136	393	372
Total		1,075	1,072	1,078	1,153	1,085	3,316	3,115

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	174	177	177	176	174	527	523
Bayside	100%	46	46	49	50	48	147	133
Alumar	46.3%	44	44	44	45	44	133	134
Valesul (b)	45.5%	11	11	-	-	-	-	32
Mozal	47%	65	66	67	67	65	199	196
Total		340	344	337	338	331	1,006	1,018

BASE METALS (c)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	168.2	165.2	129.7	160.6	178.1	468.4	505.8
Antamina	33.8%	32.9	29.1	29.0	34.1	24.2	87.3	95.1
Tintaya (d)	100%	16.2	12.9	-	-	-	-	51.6
Total		217.3	207.2	158.7	194.7	202.3	555.7	652.5

Cathode ('000 tonnes)
Escondida	57.5%	15.4	11.7	17.5	32.7	38.2	88.4	55.0
Cerro Colorado	100%	28.1	30.0	30.0	27.4	28.1	85.5	64.1
Spence (e)	100%	-	-	-	4	33.5	37.8	-
Tintaya (d)	100%	9.1	6.1	-	-	-	-	28.7
Pinto Valley	100%	2.1	2.1	2.1	1.9	1.9	5.9	6.4
Olympic Dam	100%	47.1	54.6	41.6	39.7	53.6	134.9	149.7
Total		101.8	104.5	91.2	106.0	155.3	352.5	303.9

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	68,754	55,507	48,977	36,454	62,974	148,405	210,814
Total		68,754	55,507	48,977	36,454	62,974	148,405	210,814

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	20,885	14,926	10,426	8,806	15,095	34,327	53,853
Antamina	33.8%	7,534	12,638	13,585	10,970	20,665	45,220	27,641
Total		28,419	27,564	24,011	19,776	35,760	79,547	81,494

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	17,877	23,567	17,049	22,365	21,243	60,657	56,271
Tintaya (d)	100%	8,032	4,958	-	-	-	-	24,280
Olympic Dam (refined gold)	100%	26,186	27,636	24,111	16,199	22,661	62,971	79,910
Total		52,095	56,161	41,160	38,564	43,904	123,628	160,461

SILVER
Payable metal in concentrate ('000 ounces)
Escondida	57.5%	714	925	724	880	920	2,524	2,454
Antamina	33.8%	865	808	713	736	749	2,198	2,366
Tintaya (d)	100%	138	119	-	-	-	-	473
Cannington	100%	9,693	7,503	5,714	4,805	9,160	19,679	30,944
Olympic Dam (refined silver)	100%	245	238	198	145	196	539	646
Total		11,655	9,593	7,349	6,566	11,025	24,940	36,883

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam	100%	913	865	793	822	883	2,498	3,071
Total		913	865	793	822	883	2,498	3,071

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	632	538	719	768	288	1,775	1,977
Total		632	538	719	768	288	1,775	1,977

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	512	583	487	937	843	2,267	1,978

FERTILISER
Production ('000 tonnes)
Southern Cross Fertiliser Operations (f)	100%	222.5	141.3	84.3	-	-	84.3	720.0

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	12.9	12.8	12.7	12.8	12.8	38.3	38.7
Yabulu	100%	7.0	4.3	7.3	7.5	8.0	22.8	19.0
Nickel West	100%	20.3	24.5	24.5	28.0	25.0	77.5	75.6
Total		40.2	41.6	44.5	48.3	45.8	138.6	133.3

Refer footnotes on page 4.

IRON ORE
IRON ORE (g)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	5,884	6,490	7,394	7,536	6,711	21,641	18,284
Goldsworthy Joint Venture	85%	1,371	1,808	806	84	142	1,032	4,433
Area C Joint Venture	85%	3,332	5,401	4,821	5,334	4,853	15,008	12,587
Yandi Joint Venture	85%	8,561	8,854	8,504	9,106	8,277	25,887	25,342
Jimblebar	85%	1,549	1,607	1,490	1,449	1,177	4,116	4,763
Samarco	50%	1,802	1,955	1,988	1,945	1,866	5,799	5,548
Total		22,499	26,115	25,003	25,454	23,026	73,483	70,957

MANGANESE
MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (h)	60%	532	673	644	663	632	1,939	1,627
Australia (h)	60%	694	716	865	866	820	2,551	2,264
Total		1,226	1,389	1,509	1,529	1,452	4,490	3,891

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (h)	60%	119	131	93	126	133	352	303
Australia (h)	60%	54	44	60	66	64	190	174
Total		173	175	153	192	197	542	477

METALLURGICAL COAL
METALLURGICAL COAL (i)
Production ('000 tonnes)
BMA	50%	5,972	6,474	6,657	6,106	6,478	19,241	19,106
BHP Mitsui Coal (j)	80%	763	850	873	873	1,067	2,813	2,199
Illawarra	100%	1,725	1,900	1,717	1,987	1,539	5,243	5,114
Total		8,460	9,224	9,247	8,966	9,084	27,297	26,419

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	11,605	12,854	13,151	13,032	12,863	39,046	39,094
USA	100%	2,829	3,891	3,467	3,871	3,106	10,444	11,455
Australia	100%	1,897	2,636	2,766	2,790	2,731	8,287	6,510
Colombia	33%	2,341	2,406	2,398	2,337	2,230	6,965	6,910
Total		18,672	21,787	21,782	22,030	20,930	64,742	63,969

(a)

LPG and Ethane are now reported as Natural Gas Liquid (NGL), consistent with petroleum industry practice. Product-specific conversions will be made and NGL will be reported in barrels of oil equivalent (boe).

(b)	BHP Billiton completed the sale of Valesul on 1 July 2006.
(c)	Metal production is reported on the basis of payable metal.
(d)	BHP Billiton sold Tintaya effective from 1 June 2006.
(e)	Spence operations were commissioned during the December 2006 quarter.
(f)	BHP Billiton completed the sale of Southern Cross Fertiliser operations on 1 August 2006.
(g)	Iron ore production is reported on a wet tonnes basis.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(j)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2006	2006	2006	2006	2007	2007	2006
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	3,414	3,964	3,847	3,311	3,144	10,302	10,718
Minerva	18	20	23	21	24	68	78
North West Shelf - condensate	1,263	1,091	1,350	1,410	1,365	4,125	4,038
North West Shelf - Wanaea/Cossack	751	1,111	1,634	1,325	1,167	4,126	2,879
Griffin	204	296	323	312	174	809	984
Pakistan	59	60	61	62	65	188	162
Typhoon/Boris (a)	-	-	-	-	-	-	329
Mad Dog	549	698	528	549	613	1,690	1,593
Other Americas (b)	68	68	78	81	62	221	352
Angostura	1,080	1,191	1,174	618	899	2,691	3,096
Liverpool Bay	1,278	1,199	931	1,280	874	3,085	3,599
Bruce/Keith	209	182	178	202	179	559	719
Ohanet	389	426	357	472	425	1,254	1,225
ROD	1,604	1,245	1,607	1,320	1,680	4,607	4,550
Total	10,886	11,551	12,091	10,963	10,671	33,725	34,322

NATURAL GAS (billion cubic feet)
Bass Strait	18.26	34.43	33.54	20.53	22.73	76.80	75.31
Minerva	5.78	6.36	7.73	6.90	8.06	22.69	24.22
North West Shelf - Domestic	3.55	4.63	3.54	3.89	4.86	12.29	11.33
North West Shelf - LNG	21.15	22.70	21.68	23.59	22.24	67.51	65.50
Griffin	0.12	0.19	0.49	0.45	0.19	1.13	1.09
Moranbah Coal Bed Methane (c)	1.75	1.86	1.12	-	-	1.12	5.13
Illawarra Coal Bed Methane	1.50	1.35	1.50	0.95	1.58	4.03	4.22
Pakistan	8.52	9.02	9.14	9.34	10.11	28.59	24.24
Typhoon/Boris (a)	-	-	-	-	-	-	0.47
Mad Dog	0.11	0.25	0.17	0.16	0.14	0.47	0.31
Other Americas (b)	1.78	2.34	2.55	2.27	1.58	6.40	4.67
Bruce/Keith	6.52	5.40	4.21	5.42	5.05	14.68	18.61
Liverpool Bay	8.81	10.06	6.16	9.59	10.13	25.88	26.75
Total	77.85	98.59	91.83	83.09	86.67	261.59	261.85

NGL ('000 barrels) (d)
Bass Strait	1,574	2,254	2,224	1,726	1,643	5,593	5,486
North West Shelf	410	349	444	441	435	1,320	1,335
Bruce/Keith	94	59	138	107	93	338	429
Ohanet	370	401	319	436	397	1,152	1,115
Total	2,448	3,063	3,125	2,710	2,568	8,403	8,365

TOTAL PETROLEUM PRODUCTS	26.31	31.04	30.52	27.52	27.68	85.72	86.32
(million barrels of oil equivalent) (e)

(a)	BHP Billiton sold its interests in Typhoon / Boris, including the Little Burn field with effect from 1 July 2006. The sale was completed on 6 October 2006.

(b)	BHP Billiton sold its interests in the Green Canyon 18 and 60 fields with effect from 16 January 2006.
(c)	BHP Billiton completed the sale of its interest in Moranbah Coal Bed Methane in September 2006 quarter.
(d)

LPG and Ethane are now reported as Natural Gas Liquid (NGL), consistent with petroleum industry practice. Product-specific conversions will be made and NGL will be reported in barrels of oil equivalent (boe).

(e)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2006	2006	2006	2006	2007	2007	2006
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	717	694	704	776	708	2,188	2,069
Paranam, Suriname	228	247	253	241	241	735	674
Alumar, Brazil	130	131	121	136	136	393	372
Total	1,075	1,072	1,078	1,153	1,085	3,316	3,115

Sales
Worsley, Australia	709	672	666	820	659	2,145	2,003
Paranam, Suriname	213	244	236	243	225	704	665
Alumar, Brazil	130	147	108	137	120	365	358
Total (a)	1,052	1,063	1,010	1,200	1,004	3,214	3,026

ALUMINIUM
Production
Hillside, South Africa	174	177	177	176	174	527	523
Bayside, South Africa	46	46	49	50	48	147	133
Alumar, Brazil	44	44	44	45	44	133	134
Valesul, Brazil (b)	11	11	-	-	-	-	32
Mozal, Mozambique	65	66	67	67	65	199	196
Total	340	344	337	338	331	1,006	1,018

Sales
Hillside, South Africa	162	186	170	173	162	505	505
Bayside, South Africa	40	48	44	47	46	137	117
Alumar, Brazil	48	44	44	42	38	124	134
Valesul, Brazil (b)	10	11	-	-	-	-	33
Mozal, Mozambique	58	68	60	66	64	190	191
Total	318	357	318	328	310	956	980
Tolling Agreement (a)	22	38	24	20	33	77	67
	340	395	342	348	343	1,033	1,047

(a)	Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages are allocated to equity sales.
(b)	BHP Billiton completed the sale of Valesul with effect 1 July 2006.

PRODUCTION AND SHIPMENT REPORT
							YEAR TO DATE
		MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
		2006	2006	2006	2006	2007	2007	2006
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	90,781	94,429	59,601	93,770	85,654	239,025	273,855
Sulphide ore milled (100%)	('000 tonnes)	21,843	21,473	18,257	22,585	23,450	64,292	66,259
Average copper grade	(%)	1.62%	1.63%	1.55%	1.55%	1.62%	1.58%	1.60%
Production ex Mill (100%)	('000 tonnes)	302.8	295.9	234.0	289.4	319.1	842.5	911.2

Production
Payable copper	('000 tonnes)	168.2	165.2	129.7	160.6	178.1	468.4	505.8
Payable gold concentrate	(fine ounces)	17,877	23,567	17,049	22,365	21,243	60,657	56,271
Copper cathode (EW)	('000 tonnes)	15.4	11.7	17.5	32.7	38.2	88.4	55.0
Payable silver concentrate	('000 ounces)	714	925	724	880	920	2,524	2,454

Sales
Payable copper	('000 tonnes)	184.4	158.6	133.8	167.9	149.4	451.1	514.5
Payable gold concentrate	(fine ounces)	20,159	22,627	17,778	23,089	17,966	58,833	57,598
Copper cathode (EW)	('000 tonnes)	16.7	11.5	14.2	27.3	36.0	77.5	55.4
Payable silver concentrate	('000 ounces)	802	891	752	909	785	2,446	2,497

Tintaya, Peru (a)
Material mined	('000 tonnes)	15,960	11,539	-	-	-	-	50,295
Sulphide Ore milled	('000 tonnes)	1,523	1,123	-	-	-	-	4,803
Average copper grade	(%)	1.26%	1.33%	-	-	-	-	1.28%

Production
Payable copper	('000 tonnes)	16.2	12.9	-	-	-	-	52
Payable gold concentrate	(fine ounces)	8,032	4,958	-	-	-	-	24,280
Copper cathode (EW)	('000 tonnes)	9.1	6.1	-	-	-	-	29
Payable silver concentrate	('000 ounces)	138	119	-	-	-	-	473

Sales
Payable copper	('000 tonnes)	15.1	12.0	-	-	-	-	52
Payable gold concentrate	(fine ounces)	8,016	5,079	-	-	-	-	23,175
Copper cathode (EW)	('000 tonnes)	8.3	7.1	-	-	-	-	28
Payable silver concentrate	('000 ounces)	127	109	-	-	-	-	495

(a)	BHP Billiton sold Tintaya with effect from 1 June 2006.

Cerro Colorado, Chile
Material mined	('000 tonnes)	17,926	18,258	16,334	18,858	15,429	50,621	51,729
Ore milled	('000 tonnes)	4,266	4,490	4,508	4,578	4,398	13,484	11,958
Average copper grade	(%)	0.94%	0.83%	0.80%	0.81%	0.90%	0.83%	0.88%

Production
Copper cathode (EW)	('000 tonnes)	28.1	30.0	30.0	27.4	28.1	85.5	64.1

Sales
Copper cathode (EW)	('000 tonnes)	24.4	34.5	27.9	28.3	27.9	84.1	59.1

Spence, Chile (a)
Material mined	('000 tonnes)	-	-	-	20,329	19,684	40,013	-
Ore milled	('000 tonnes)	-	-	-	3,510	4,282	7,792	-
Average copper grade	(%)	-	-	-	1.76%	2.00%	1.89%	-

Production
Copper cathode (EW)	('000 tonnes)	-	-	-	4.3	33.5	37.8	-

Sales
Copper cathode (EW)	('000 tonnes)	-	-	-	1.3	28.0	29.3	-

(a)	Spence operations were commissioned during the December 2006 quarter.

Antamina, Peru
Material mined (100%)	('000 tonnes)	28,982	29,740	29,917	28,317	24,428	82,662	94,419
Sulphide ore milled (100%)	('000 tonnes)	7,549	7,196	7,581	7,930	7,841	23,352	23,265
Average head grades
- Copper	(%)	1.48%	1.45%	1.22%	1.41%	1.10%	1.24%	1.38%
- Zinc	(%)	0.62%	0.88%	0.87%	0.65%	1.25%	0.92%	0.71%

Production
Payable copper	('000 tonnes)	32.9	29.1	29.0	34.1	24.2	87.3	95.1
Payable zinc	(tonnes)	7,534	12,638	13,585	10,970	20,665	45,220	27,641
Payable silver	('000 ounces)	865	808	713	736	749	2,198	2,366
Payable molybdenum	(tonnes)	632	538	719	768	288	1,775	1,977

Sales
Payable copper	('000 tonnes)	30.5	25.6	33.9	35.3	25.0	94.2	96.7
Payable zinc	(tonnes)	9,634	7,638	14,224	13,853	15,479	43,556	30,731
Payable silver	('000 ounces)	750	505	713	623	707	2,043	2,232
Payable molybdenum	(tonnes)	697	627	719	808	591	2,118	1,986

Cannington, Australia
Material mined	('000 tonnes)	799	496	428	506	732	1,666	2,596
Ore milled	('000 tonnes)	809	589	478	478	704	1,660	2,431
Average head grades
- Silver	(g/t)	431	462	423	360	477	428	460
- Lead	(%)	9.8%	10.9%	11.6%	8.8%	10.5%	10.3%	10.2%
- Zinc	(%)	4.0%	4.1%	3.6%	3.1%	3.6%	3.5%	3.6%

Production
Payable silver	('000 ounces)	9,693	7,503	5,714	4,805	9,160	19,679	30,944
Payable lead	(tonnes)	68,754	55,507	48,977	36,454	62,974	148,405	210,814
Payable zinc	(tonnes)	20,885	14,926	10,426	8,806	15,095	34,327	53,853

Sales
Payable silver	('000 ounces)	9,061	8,516	5,010	6,637	8,331	19,978	30,111
Payable lead	(tonnes)	63,112	62,787	39,694	51,521	56,726	147,941	202,528
Payable zinc	(tonnes)	17,508	20,121	6,346	12,315	11,585	30,246	44,998

Olympic Dam, Australia
Material mined (a)	('000 tonnes)	2,065	2,002	2,178	2,030	2,103	6,311	6,217
Ore milled	('000 tonnes)	2,343	2,517	2,043	2,182	2,117	6,342	7,118
Average copper grade	(%)	2.10%	2.10%	2.10%	2.21%	1.96%	2.11%	2.23%
Average uranium grade	kg/t	0.59	0.55	0.57	0.58	0.59	0.58	0.63

Production
Copper cathode (ER)	('000 tonnes)	43.1	50.5	38.4	35.4	50.2	124.0	135.9
Copper cathode (EW)	('000 tonnes)	4.0	4.1	3.2	4.3	3.4	10.9	13.8
Uranium oxide concentrate	(tonnes)	913	865	793	822	883	2,498	3,071
Refined gold	(fine ounces)	26,186	27,636	24,111	16,199	22,661	62,971	79,910
Refined silver	('000 ounces)	245	238	198	145	196	539	646

Sales
Copper cathode (ER)	('000 tonnes)	44.1	49.0	41.6	33.7	51.6	126.9	136.5
Copper cathode (EW)	('000 tonnes)	4.2	4.1	3.5	2.7	4.6	10.8	15.2
Uranium oxide concentrate	(tonnes)	992	1,183	620	1,009	1,043	2,672	3,158
Refined gold	(fine ounces)	27,300	27,375	23,233	18,404	22,983	64,620	74,861
Refined silver	('000 ounces)	178	320	188	157	183	528	576

(a)	Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	('000 tonnes)	2.1	2.1	2.1	1.9	1.9	5.9	6.4

Sales
Copper cathode (EW)	('000 tonnes)	1.5	2.2	1.6	1.6	1.5	4.7	6.4

PRODUCTION AND SHIPMENT REPORT
							YEAR TO DATE
		MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
		2006	2006	2006	2006	2007	2007	2006
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	995	1,181	1,199	1,100	1,046	3,345	3,115

Production	('000 carats)	512	583	487	937	843	2,267	1,978

FERTILISER
Southern Cross Fertiliser Operations, Australia (a)
Production (b)	('000 tonnes)	222.5	141.3	84.3	-	-	84.3	720.0

Sales (b)	('000 tonnes)	200.4	304.4	41.6	-	-	41.6	597.1

(a)	BHP Billiton completed the sale of Southern Cross Fertiliser operations on 1 August 2006.
(b)	Includes diammonium phosphate and monoammonium phosphate.

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2006	2006	2006	2006	2007	2007	2006
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	12.9	12.8	12.7	12.8	12.8	38.3	38.7

Sales	12.4	13.6	11.7	14.4	12.4	38.5	37.7

Yabulu, Australia
Production
Nickel metal	7.0	4.3	7.3	7.5	8.0	22.8	19.0
Cobalt	0.3	0.2	0.3	0.5	0.4	1.2	0.8

Sales
Nickel metal	6.9	4.9	6.0	7.2	7.1	20.3	19.8
Cobalt	0.4	0.3	0.4	0.4	0.4	1.2	1.1

Nickel West, Australia
Production
Nickel contained in finished matte	5.2	9.6	11.1	12.4	12.9	36.4	28.8
Nickel metal	15.1	14.9	13.4	15.6	12.1	41.1	46.8
Nickel production (a)	20.3	24.5	24.5	28.0	25.0	77.5	75.6

Sales
Nickel contained in finished matte	8.8	7.9	9.3	13.5	9.9	32.7	30.7
Nickel metal (b)	15.7	15.8	12.9	14.3	14.2	41.4	46.5
Nickel sales (a)	24.5	23.7	22.2	27.8	24.1	74.1	77.2

(a)

In addition to the production and sales reported above, Nickel West also produced and sold 1.2 kt nickel in concentrate during the quarter ended 30 June 2006. There has been no sales of nickel in concentrate in the nine months ended March 2007.

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2006	2006	2006	2006	2007	2007	2006
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	5,884	6,490	7,394	7,536	6,711	21,641	18,284
Goldsworthy Joint Venture	1,371	1,808	806	84	142	1,032	4,433
Area C Joint Venture	3,332	5,401	4,821	5,334	4,853	15,008	12,587
Yandi Joint Venture	8,561	8,854	8,504	9,106	8,277	25,887	25,342
Jimblebar	1,549	1,607	1,490	1,449	1,177	4,116	4,763
Total (BHP Billiton share)	20,697	24,160	23,015	23,509	21,160	67,684	65,409
Total production (100%)	24,350	28,423	27,076	27,658	24,896	79,630	76,952

Sales
Lump	5,276	6,092	6,429	5,856	5,193	17,478	17,750
Fines	15,547	18,481	16,222	18,499	15,454	50,175	47,741
Total (BHP Billiton share)	20,823	24,573	22,651	24,355	20,647	67,653	65,491
Total sales (100%)	24,498	28,909	26,648	28,653	24,290	79,591	76,758

(a)	Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	1,802	1,955	1,988	1,945	1,866	5,799	5,548

Shipments	1,532	2,022	1,872	2,357	1,684	5,913	5,587

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2006	2006	2006	2006	2007	2007	2006
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

MANGANESE ORE
South Africa
Saleable production (a)	532	673	644	663	632	1,939	1,627

Australia
Saleable production (a)	694	716	865	866	820	2,551	2,264

MANGANESE ALLOY
South Africa
Saleable production (a)	119	131	93	126	133	352	303

Australia
Saleable production (a)	54	44	60	66	64	190	174

(a)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2006	2006	2006	2006	2007	2007	2006
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,533	1,449	1,536	1,388	1,484	4,408	4,569
Goonyella	1,751	1,986	1,892	1,296	1,896	5,084	5,281
Peak Downs	1,095	858	1,202	1,161	1,076	3,439	3,531
Saraji	563	794	682	893	883	2,458	1,840
Norwich Park	550	675	631	677	745	2,053	1,987
Gregory Joint Venture	480	712	714	691	394	1,799	1,898
BMA total	5,972	6,474	6,657	6,106	6,478	19,241	19,106

BHP Mitsui Coal (b)
South Walker Creek	763	850	873	782	785	2,440	2,199
Poitrel (c)	-	-	-	91	282	373	-
BHP Mitsui Coal total	763	850	873	873	1,067	2,813	2,199
Queensland total	6,735	7,324	7,530	6,979	7,545	22,054	21,305

Shipments
Coking coal	5,032	5,798	5,190	5,040	5,368	15,598	14,888
Weak coking coal	1,342	1,444	1,600	1,749	1,710	5,059	3,915
Thermal coal	482	581	344	502	419	1,265	1,464
Total	6,856	7,823	7,134	7,291	7,497	21,922	20,267

(a)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(c)	Poitrel was commissioned during the December 2006 quarter.

Illawarra, Australia
Production	1,725	1,900	1,717	1,987	1,539	5,243	5,114

Shipments
Coking coal	1,508	1,292	1,366	1,583	1,624	4,573	4,155
Thermal coal	313	136	188	280	175	643	799
Total	1,821	1,428	1,554	1,863	1,798	5,216	4,954

PRODUCTION AND SHIPMENT REPORT
						YEAR TO DATE
	MAR	JUNE	SEPT	DEC	MAR	MAR	MAR
	2006	2006	2006	2006	2007	2007	2006
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

South Africa
Production	11,605	12,854	13,151	13,032	12,863	39,046	39,094

Sales
Export	5,658	4,271	5,168	5,211	5,068	15,447	17,367
Local utility	7,328	7,365	7,552	7,413	7,874	22,839	22,591
Inland	203	253	255	227	259	741	780
Total	13,189	11,889	12,975	12,851	13,201	39,027	40,738

New Mexico, USA
Production
Navajo Coal	2,305	1,471	1,778	2,104	1,971	5,853	6,795
San Juan Coal	524	2,420	1,689	1,767	1,135	4,591	4,660
Total	2,829	3,891	3,467	3,871	3,106	10,444	11,455

Sales - local utility	3,553	3,556	3,822	3,616	3,400	10,838	10,950

Hunter Valley, Australia
Production	1,897	2,636	2,766	2,790	2,731	8,287	6,510

Sales
Export	1,267	1,048	1,245	1,858	1,479	4,582	4,149
Inland	643	1,475	1,031	1,005	1,168	3,204	2,419
Total	1,910	2,523	2,276	2,863	2,647	7,786	6,568

Cerrejon Coal, Colombia
Production	2,341	2,406	2,398	2,337	2,230	6,965	6,910

Sales - export	2,116	2,387	2,336	2,323	2,446	7,105	6,373

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 April 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary